
10030044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 3 1 2010
WASH., D.C.
193
PROCESSING
SECTION

SEC FILE NUMBER
8-66158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWS FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Pennsylvania Ave NW #600
(No. and Street)

WASHINGTON (City) DC (State) 20004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUNO FERNANDES (202) 449-7260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

XINBO HU, CPA
(Name – *if individual, state last, first, middle name*)

212 PARK AVE (Address) VIENNA, (City) VA (State) 22180 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWS Financial, LLC, as of ~~March 30~~ December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: RJS
Signature

COO
Title

[signature]
Notary Public

Matnita A. Green
Notary Public, District of Columbia
My Commission Expires 3/31/2013

District of Columbia : SS
Subscribed and Sworn to before me
this 30th day of March, 2010
[signature]
Notary Public, D.C.
My commission expires 3/31/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWS FINANCIAL, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

TWS Financial, LLC
December 31, 2009

Table of Contents

Report of Independent Auditor ---------- 3

Balance Sheet ---------- 4

Income Statement ---------- 5

Statement of Changes in Equity ---------- 6

Statement of Cash Flows ---------- 7

Notes to the Financial Statements ---------- 8

Schedule I – Computation of Net Capital ---------- 10

Schedule II – Other Supplemental Data ---------- 11

Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16 ---------- 12

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
TWS Financial, LLC

We have audited the accompanying statement of financial condition of TWS Financial, LLC (the Company) as of December 31, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conduct our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



XINBO HU, CPA
Vienna, Virginia
March 30, 2010

TWS Financial, LLC
Balance Sheet
December 31, 2009

Net Income	(844,994)	(444,798)
Adjustments to reconcile net income to net cash flow from operating activities		
Depreciation	1,297	1,296
(Increase)/decrease in commission receivable	(10,896)	55,757
(Increase)/decrease in clearing deposit	(100,058)	(32,668)
Increase/(decrease) in payroll payable	(40,227)	(15,119)
Increase/(decrease) in other liabilities	912	(4,479)
Net Cash From/(Used in) Operating Activities	**(993,966)**	**(440,011)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash From/(Used in) Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Investor Contribution	1,088,000	375,000
Net Cash From/(Used in) Financing Activities	**1,088,000**	**375,000**
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENT	**94,034**	**(65,011)**
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	**27,094**	**92,105**
CASH AND CASH EQUIVALENT, END OF YEAR	**121,128**	**27,094**

The accompanying notes are an integrated part of these financial statements.

TWS Financial, LLC

Income Statement

For the Year Ended December 31, 2009

	2009	**2008**
	US$	**US$**
Revenues		
Commission Income	924,668	1,624,761
Other Income	33,944	104,757
Total Revenues	**958,612**	**1,729,518**
Expenses		
Payroll	937,557	1,025,866
Professional and Consulting Fee	190,245	237,440
Clearing Expense	161,552	329,842
Broker Dealer registration fee	27,816	20,082
Insurance	100,038	124,652
Travel and Entertainment	218,024	148,347
Office and Equipment Rent	100,907	170,142
Other Expenses	67,467	117,945
Total Expenses	**1,803,606**	**2,174,316**
Income before income taxes	(844,994)	(444,798)
Income taxes	-	-
Net Income	**(844,994)**	**(444,798)**

The accompanying notes are an integrated part of these financial statements.

TWS Financial, LLC

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	US$
Balance, December 31, 2008	**41,069**
Addition	1,088,000
Deduction	-
Net Income	(844,994)
Balance, December 31, 2009	**284,075**

The accompanying notes are an integrated part of these financial statements.

TWS Financial, LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Net Income	(844,994)	(444,798)
Adjustments to reconcile net income to net cash flow from operating activities		
Depreciation	1,297	1,296
(Increase)/decrease in commission receivable	(10,896)	55,757
(Increase)/decrease in clearing deposit	(100,058)	(32,668)
Increase/(decrease) in payroll payable	(40,227)	(15,119)
Increase/(decrease) in other liabilities	912	(4,479)
Net Cash From/(Used in) Operating Activities	**(993,966)**	**(440,011)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash From/(Used in) Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Investor Contribution	1,088,000	375,000
Net Cash From/(Used in) Financing Activities	**1,088,000**	**375,000**
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENT	**94,034**	**(65,011)**
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	**27,094**	**92,105**
CASH AND CASH EQUIVALENT, END OF YEAR	**121,128**	**27,094**

The accompanying notes are an integrated part of these financial statements.

TWS Financial, LLC
Notes to the Financial Statements
December 31, 2009

Organization

TWS Financial, LLC (TWS) formerly ECN Trading, LLC was incorporated in the state of Delaware in July 2002 to engage in the securities industry as introducing broker. The Company is registered in several states to do business and currently operates from offices located in the District of Columbia and the State of New York. The Company is registered with the Securities and Exchange Commission. The Company is a member of both the Financial Industry Regulatory Authority and the National Futures Association.

The Company's clients locate throughout the United States. Tradex Inc, a Panama Corporation, which is a foreign entity domiciled abroad introduces customers outside of the United States to the Company.

Summary of Significant Accounting Policies

Basis of Presentation

The Company adopts the accrual basis of accounting in the preparation of its financial statements. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value.

The accompanying notes are an integrated part of these financial statements.

Equipment, Furniture and Related Depreciation

Equipment and furnitures are stated at original cost. Depreciation is computed on the straight-line basis over the estimated useful life of 5 years without residual value.

Clearing Deposit

The Company held a clearing deposit $59,640 with its current major clearing firm Penson Financial Services, Inc. and $100,000 with another clearing firm Pershing LLC.

Commitments and Contingencies

The Company leases equipment, office space under operating leases. Minimum lease payments required under operating leases for the years subsequent to December 31, 2009, are as follows:

	US$
2010	121,620
2011	127,050
2012	133,403
2013	140,073
2014	147,076
Thereafter	288,440

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule and the Commodity Futures Trading Commission Regulation, which requires the maintenance of minimum net capital. The Company uses the aggregated indebtedness standard for its net capital requirement. Per SEC Rule15c3-1, Its minimum net capital requirement is the higher of $6^{2/3}$ percent of its aggregated indebtedness or minimum level $5,000. The Company's minimum net capital is $5,000 per SEC Rule 15c3-1 and $45,000 per CFTC Regulation 1.17.

The accompanying notes are an integrated part of these financial statements.

TWS Financial, LLC

Computation of Net Capital under SEC and CFTC
December 31, 2009

Schedule I

	US$	
Total Assets	300,095	
Less: Total Liabilities	(16,020)	
Net Worth	284,075	
Less: Subordinated Loans (approved)	-	
Adjusted Net Worth	284,075	
Less: Non-Allowable Assets	(12,727)	
Tentative Net Worth	271,349	
Haircuts	-	
Undue Concentration haircuts	-	
Net Capital	**271,349**	
Less: Minimum Required Net Capital per SEC rule 15c3-1 and 1.17 of the CFTC	45,000	**Note**
Excess Net Capital	**226,349**	

Note: The minimum required net capital is $5,000 at FINRA and $45,000 at NFA.

Reconciliation Differences:
No material differences exist between the computation of net capital above and the TWS Financial, LLC's FOCUS report as of December 31, 2009.

The accompanying notes are an integrated part of these financial statements.

TWS Financial, LLC

Other Supplemental Data under SEC and CFTC
December 31, 2009

Schedule II

A Statement of Changes in Liabilities Subordinated to Claims of General Creditors

TWS Financial, LLC did not have general creditors as of December 31, 2009

Computation of Determination of the Reserve Requirements Pursuant to Rule 15c3-3

TWS Financial, LLC is exempt from the computation of the Reserve Requirement under Rule 15c3-3 because it is a fully disclosed Broker Dealer and does not hold any customer securities or accept any customer funds.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

TWS Financial, LLC is a fully disclosed Broker Dealer and is exempt from this requirement.

A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

TWS Financial, LLC is exempted from the computation of the Reserve Requirement under Rule 15c3-3 because it is a fully disclosed Broker Dealer and does not hold any customer securities or accept any customer funds.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

No such differences exist because TWS Financial, LLC does not have subsidiaries that would require a consolidation of financial condition.

A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

No material inadequacies found to exist or found to have existed since the date of the previous audit.

The accompanying notes are an integrated part of these financial statements.

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5

To the Board of Directors
TWS Financial, LLC

In planning and performing our audit of the financial statements of TWS Financial, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission(CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by SEC Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieved the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and CFTC Regulation 1.16 in their regulations of registered broker-dealers and futures commission merchants, and is not intended to be an should be used by anyone other than these specified parties.



XINBO HU, CPA
Vienna, Virginia
March 30, 2010